Exhibit 99.5

Consent of Ernst & Young LLP

We hereby consent to the inclusion in Paramount Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2003 of our audit report dated March 12, 2004, on the consolidated balance sheets of Paramount Resources Ltd. as at December 31, 2003 and 2002, and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and 2002, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Calgary, Alberta

March 12, 2004